LEGEND MARKETING CORP.
873 East 14th Street
North Vancouver, British Columbia
Canada V7L 2P5

September 11, 2007

BY COURIER AND EDGAR

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-7010
USA

Attention: Cheryl Grant

Dear Sirs/Mesdames:

Re:	Legend Marketing Corp.
Registration Statement on Form SB-2
Filed March 12, 2007
File No. 333-141222

Thank you for your letter of April 10, 2007 with respect to the Form SB-2 (the “Form SB-2”) filed by Legend Marketing Corp. (the “Company”). We enclose our response to your comments and four blacklined copies of our amendment to the Form SB-2. Our responses are numbered in a manner that corresponds with your comments as set out in your letter of March 12, 2007.

1.	Please update your financial statements in your next amendment to Form SB-2.

Response: We have updated our financial statements in our amendment to Form SB-2 as requested.

Prospectus Summary, page 5

2.	Please state here:

  The particular role your business plays in magazine and print media promotion and marketing, that is, that you provide direct mail companies with the addresses of magazine subscribers and strive to increase the number of subscribers of any magazine clients, as you stated on page 20;

  Response: We have included additional disclosure on the role of our business in print media promotion and marketing as suggested, please see page 5.

the number of clients that you currently have and whether you have any exclusive arrangements to market and promote their magazines;

  Response: We have included the information on the number of clients we currently have as suggested, please see page 5.

that, if true, you only client contract expires in 2007;

  Response: Our contract with NUVO Magazine has been extended to December 31, 2007 and we have included this information as suggested, please see page 5.

the amount of your net loss as of the end of your most recently-completed fiscal year.

  Response: We have included our net loss as of the end of our most recently completed year as suggested, please see page 5.

3.	Indicate the percentage of your outstanding common stock that the number of shares being offered would represent following the offering.

  Response: We have included the percentage of our outstanding common stock that the number of shares being offered would represent following the offering as suggested, please see page 5.

  Risk Factors, page 6

4.

  Include a risk factor that discusses any risk associated with your new responsibilities, expenses and so on, related to your becoming a public company, or tell us in your response letter why you believe such a risk factor is not necessary.

  Response: We have included a risk factor that discusses any risk associated with our new responsibilities, expenses and so on, related to our becoming a public company as suggested, please see page 9.

  We depend on Franco Perrotta as the director and officer of our company, page 9

5.

  To assist investors in realizing the extent of the risk, also mention that your business currently is operated out of Mr. Perrotta’s personal residence free of charge, as you later state on page 19, and that you anticipate he will continue to be your only employee for the near future, as you later state on page 21.

  Response: We have included additional information relating to Mr. Perrotta as suggested, please see page 9.

  Use of Proceeds, page 12

6.	Disclose here how you used, or plan to use, any cash proceeds you received from the sales of the common stock to the selling stockholders.

  Response: We have included information on how we used the cash proceeds we received from the sales of the common stock to the selling stockholders as suggested, please see page 12.

7.	Please reconcile the disclosure in this section with the table on page 34 indicating a total of $33,112.12 in estimated offering expenses.

  Response: We have reconciled the disclosure in this section with the table on page 23 as suggested, please see page 12.

  Plan of Distribution, page 15

8.

  If a selling stockholder enters into an agreement, after the effectiveness of your registration statement, to sell its shares to a broker-dealer as principal and that broker- dealer is acting as an underwriter, you will need to file a post-effective amendment to your registration statement identifying the broker-dealer, providing the required information on the plan of distribution, revising the appropriate disclosures in your registration statement, and filing the agreement as an exhibit to your registration statement. Please revise the disclosure in this section to indicate that you will file a post- effective amendment addressing the above information. Additionally, prior to any involvement of any broker-dealer in the offering, such broker-dealer must seek and obtain clearance of the underwriting compensation and arrangements from the NASD.

  Response: We have included information to indicate that we will file a post-effective amendment addressing the above information and that, prior to any involvement of any broker-dealer in the offering, such broker-dealer must seek and obtain clearance of the underwriting compensation and arrangements from the NASD, please see page 15.

  Directors, Executive Officers, Promoters and Control Persons, page 17

9.

  Tell us in your response letter whether Mr. Perrotta has served as an executive officer, director or promoter of any public companies, including Tryx Ventures, now known as MGN Technologies. If he has so served, revise your disclosure to include his involvement with such companies as required by Regulation S-B Item 401. Ensure that you have included all disclosures required by the Item.

  Response: We have included additional information relating to Mr. Perrotta as suggested, please see page 18.

  Description of Business, page 20

10.

  We note that you include industry research for estimated data cited throughout the document, such as those provided by Comag Marketing Group and Statistics Canada. Please provide us with marked copies of any materials that support these and other third party statements, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available. To the extent that any of these reports have been prepared specifically for this filing, file a consent from the party.

  Response: We confirm that the industry research for estimated date cited in our registration statement is publicly available on the Internet. We enclose copies of the printout from the Internet on these data cited herewith for your reference.

11.	Tell us in your response letter who owns the publisher of Nuvo magazine and whether you or any of your past or current executive officers have been affiliated with the publisher or its owner(s).

  Response: Nuva Magazine is owned by Mr. Pasquale Cusano. Mr. Cusano is father of Mr. Perrotta’s wife.

12.

  We note your plan to enter into promotion and marketing agreements with other magazines. Disclose the efforts management has undertaken thus far in seeking out additional clients. Discuss the specific steps that management will undertake to identify potential clients and develop relationships with them within the next twelve months.

  Response: We have included information to outline our efforts thus far in seeking out additional clients and also the specific steps that we will undertake to identify potential clients and develop relationships with them within the next twelve months, please see page 22.

13.	You make reference to your website in your risk factor discussion on page 8. Disclose your website address, if available. See Item 101(c)(3) of Regulation S-B.

  Response: We do not have a website and we have remove the reference to website address in our registration statement.

  Management’s Discussion and Analysis, page 22

14.

  Please specifically address what changes in your results of operations, liquidity and capital resources, and trends you expect as a result of your reorganization from a private company to a public company. As part of your discussion, disclose your expected reporting and other costs related to your being a public company, and how you expect to satisfy the new costs in addition to the costs of your growth and other plans described in your business section and on page 24. We note your discussion of expenses on page 24, but it is not apparent whether you have considered public company reporting and other costs. Further, discuss the reasons for going public at this time in the company's development. For example, explain why management determined the increased costs of being a public company were outweighed by the advantages of being a public company. Discuss what management believes those advantages to be or whether the company's private investors had any influence on the decision to go public.

  Response: We have included information on expected reporting and other costs related to our company becoming a public company. We have also included discussion on our determination that the increased costs of being a public company were outweighed by the advantages of being a public company, please see page 24.

  Liquidity and Capital Resources, page 24

15.

  We note that your existing funds and revenue from operations will only be sufficient to satisfy your cash requirements for the next two to four months and that you will require additional financing. Disclose to what extent you have investigated additional sources of financing, if any. If you have not made a significant effort to secure additional sources of financing, please make a statement to that effect.

  Response: We have included disclosure that we have not made a significant effort to secure additional sources of financing, please see page 25.

  Market for Common Equity and Related Stockholders Matters, page 27

16.

  You state that, “[a]s of the date of this registration statement, persons who are our affiliates hold 5,525,000 shares of our common stock that may be sold pursuant to Rule 144 after February 22, 2004” and that “Rule 144 applies to the 8,600,000 shares of our common stock....” Yet your disclosures in Item 26 on page 33 and in other parts of the prospectus suggest that you issued your first shares of common stock only in November 2004 and that you have only 5,525,000 shares of common stock outstanding. Therefore, it is not apparent that the holders of these shares of common stock could sell the shares in reliance on Rule 144 before the shares were issued to them. Further, as you state in the remainder of the fourth paragraph, it is not apparent that your affiliates may sell their shares of common stock under Rule 144 without restrictions. Please revise your disclosure accordingly and to reflect in your discussion the current number of your shares that are outstanding.

  Response: We have corrected the information on the number of shares held by our affiliates and the number of shares available for resale under Rule 144, please see page 29.

  Executive Compensation, page 28

17.

  The board consent that you attached at the end of exhibit 10,2 suggests that you paid Mr. Baessato cash compensation for his services as a director during your fiscal year ended April 30, 2006. Yet your disclosure on page 28 suggests that you did not pay any director cash compensation during that year, other than reimbursement of expenses incurred in attending board meetings. Please revise your disclosure to discuss director compensation paid to Mr. Baessato, or tell us in your response letter why you believe such revision is not warranted.

  Response: We have included information on Mr. Baessato’s compensation for his services. Please see pages 29-30.

  Financial Statements and Notes

  Consolidated Statements of Operations and Comprehensive Loss, page F-3

18.	In view of your business operations in Vancouver, Canada clarify in your disclosures your reporting and functional currency in a footnote to the financial .statements and advise us.

  Response: The Company’s functional currency is the Canadian dollar, as most of the operations occur in Canada. Since the functional currency is the Canadian dollar, the US parent must remeasure its financial statements into Canadian dollars and any resulting exchange gains and losses included in operations.

  Once the financial statements are presented in the functional currency, the financial statements are translated into the reporting currency US dollars, using the current method with resulting exchange gains and losses included in Other Comprehensive Income.

19.

  We note your disclosures in Note 2 (page F-8) that you recorded the foreign currency translation within stockholders' equity. Explain to us why you recorded the foreign currency translation as an expense within income statements or revise. Similarly, explain to us why you did not report your accumulated comprehensive income/loss within consolidated statements of stockholders' equity as shown on page F-4.

  Response: Recording of the foreign currency translation gain or loss within the stockholders’ equity is consistent with using the current method. As previously noted the statements are converted to the US dollars using the current method, as the functional currency is Canadian dollars, while the reporting currency is US dollars. We have revised the financial statements to reflect this analysis, and have adjusted the financial statements to maintain a consistency between our analysis and our presentation of the financial statements.

  Note 2. Summary of Significant Accounting Policies, page F-7

  Revenue Recognition

20.

  Refer to your agreement with Nuvo Magazine. Tell us and disclose the significant terms of the distribution agreement between Nuvo Magazine and you. Explain to us the revenue earning process of your subscription and advertising revenues related to this contract.

  Response: The master purchase, supply and distribution agreement states that 100% of the revenues from the subscriptions for Nuvo Magazine are allocated to Legend Marketing. Nuvo then distributes these revenues to Legend. In addition to these revenues, 4.95% of Nuvo Magazine advertising revenues are remitted from Nuvo to Legend Marketing. Per the distribution agreement, Legend purchases magazines from Nuvo at a cost of $1 per issue. The purchases of magazines from Nuvo constitute the cost of sales for Legend Marketing.

  We have amended our disclosure to provide a more detailed explanation of what our revenues are and what our recognition policies are relating to such revenues.

21.	Tell us and disclose the components of your costs of sales as shown in the income statements.

  Response: Per the master purchase, supply and distribution agreement between Nuvo Magazine and Legend Marketing Corp., the cost of sales consists of the price paid for magazines that are purchased by Legend Marketing Corp. For the subscription revenue, subscription payments are made to Legend net of any costs of sales. The cost of each magazine is $1 per magazine, as disclosed in Note 2 of the financial statements.

  ***

  We look forward to any further comments you may have in regard to the amended SB-2 or with respect to the above response. Should you have any questions, please do not hesitate to contact the writer directly at (604) 765-0455.

Yours truly,

LEGEND MARKETING CORP.

Per: /s/ Franco Perrotta

Franco Perrotta

cc:	Clark Wilson LLP Attn: L.K. Larry Yen